Exhibit 12.3
Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	2009	2008	2007	2006	2005

Earnings, as defined:

Income before income taxes	$158,080	$131,715	$111,965	$137,890	$115,764
Adjust for distributed income of equity investees	2,464	(6,772)	(5,553)	(9,347)	(10,370)
Equity in loss of equity method investments	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	-	-
Fixed charges, as below	78,543	77,568	68,272	60,687	57,739
Total earnings, as defined	$239,087	$202,511	$174,684	$189,230	$163,133

Fixed charges, as defined:

Interest charges[1]	$77,580	$76,711	$67,386	$59,955	$56,866
Rental interest factor	963	857	886	732	873
Total fixed charges, as defined	$78,543	$77,568	$68,272	$60,687	$57,739

Ratio of earnings to fixed charges	3.04 x	2.61 x	2.56 x	3.12 x	2.83 x

1 FIN 48 interest is not included in interest charges.